Trevor D. Wind Direct Dial: 804.823.4037 Direct Fax: 804.823.4099 twind@kv-legal.com

August 27, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Erin E. Martin, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund II, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 6, 2018
File No. 024-10847

Dear Ms. Martin:

On behalf of Red Oak Capital Fund II, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated August 23, 2018 (the “Comment Letter”) and the oral comment delivered on August 24, 2018 (the “Oral Comment,” and together with the comments in the Comment Letter, the “Comments”) to the Issuer’s Amendment No. 2 to its Offering Statement on Form 1-A filed on August 17, 2018 (“Amendment No. 2”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 3 to the Issuer’s Offering Statement on Form 1-A (“Amendment No. 3”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

For convenience of reference, each Staff Comment is printed below in italics and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 3, and two copies to show changes against the Amendment No. 2. All page references in the responses are to pages of the clean copy of Amendment No. 3.

Commission’s Comment 1. We note your response to comment 2. Please revise the subscription agreement files as exhibit 4 to ensure that it is consistent with your revised disclosure regarding the contemplated “closings” to your offering and the rights that subscribers will have after subscribing, but prior to closing. In addition, we note that an investor cannot revoke a subscription once received and accepted by the company. Please further revise your offering circular and subscription agreement to clarify what rights a subscriber will have in the event of liquidation or dissolution of the company after subscribing, but prior to a closing.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
  Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Issuer’s Response: In response to the Staff’s comment, please see revised disclosure on pages 2, 27 and 28 of Amendment No. 2 and the revised Exhibit 4.

Commission’s Comment 2. Explain why it is appropriate in your opinion to assume the company will remain duly organized, validly existing, and in good standing under Delaware law.

Issuer’s Response: In response to the Staff’s comment, please see the revised opinion filed as Exhibit 12. We have removed the assumption that the Issuer remain duly organized because we agree with the Staff that the due organization of the issuer is a fact readily ascertainable at the time we deliver our opinion. However, with regard to our assumption that the Issuer will remain validly existing and in good standing, we respectfully submit that such assumptions are necessary in order to issue the opinion required under Form 1-A. Form 1-A requires an opinion that the securities when sold will be validly issued, fully paid and non-assessable and binding obligations of the Issuer. This offering is a best efforts offering, and sales may occur up to and including December 31, 2019. The valid existence and good standing of the Issuer at the time the Bonds are actually issued are required for the Bonds to be validly issued and binding obligations of the Issuer, but such future valid existence and good standing is not ascertainable at the time the opinion is rendered. As a result, we are unable to opine that the Bonds would be validly issued and binding obligations of the Issuer without the assumption that the Issuer remain validly existing and in good standing under Delaware law.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Trevor D. Wind

Trevor D. Wind

cc:
Robert R. Kaplan, Jr., Esq. (via electronic mail)

T. Rhys James, Esq. (via electronic mail)

Chip Cummings (via electronic mail)

Enclosures